EXHIBIT 99.1

Yamana Gold Reports Second Quarter 2020 Financial Results; Strong Cash Flow Generation; a Further Reduction of $101 Million in Net Debt; Jacobina Phase 1 Expansion Complete; Increasing Dividend by a Further 12% to $0.07 Per Share

TORONTO, July 23, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) is herein reporting its financial and operational results for the second quarter of 2020. The Company posted strong quarterly production and free cash flow while further reducing net debt.

SECOND QUARTER HIGHLIGHTS

Strong Adjusted Net Earnings and Cash Flows, Further Reduction in Net Debt

  Adjusted net earnings(1) of $63.3 million or $0.07 per share basic and diluted compared to adjusted net earnings of $19.8 million or $0.02 per share basic and diluted a year earlier.
  Net earnings were nil or nil per share basic and diluted compared to net earnings of $14.1 million or $0.01 per share basic and diluted a year earlier.(1)
  Strong quarterly cash flows from operating activities of $92.2 million and cash flow from operating activities before net change in working capital of $118.1 million, reflecting the impact of strong production, strong precious metal prices, and the positive impact of foreign exchange movements on costs.
  Normalized for the $19.2 million in outflows associated with COVID-19 related temporary suspensions, standby and other incremental costs, cash flows from operating activities before net change in working capital would have been $137.3 million. While cash flows were lower than in the first quarter, the difference is mostly accounted for by the lower production from mines whose operations were temporarily suspended. On a per unit of production basis, more margin and cash flows were generated in the second quarter than in the first quarter.
  Net free cash flow(2) of $60.3 million and free cash flow before dividends and debt repayments(2) of $38.3 million, adjusted for the costs incurred in association with COVID-19. Without normalizing for the impact of temporary suspensions, standby and other incremental COVID-19 cost outflows, net free cash flow(2) and free cash flow before dividends and debt repayments would have been $41.1 million and $19.1 million respectively.
  Net debt(3) decreased by $101.1 million in the quarter. As of June 30, 2020, net debt(3) was $768.0 million.
  In June, the Company repaid $100.0 million of the $200.0 million drawn during the first quarter out of its $750.0 million revolving credit facility. The draw during the first quarter was performed as a precaution due to the uncertainty around the COVID-19 pandemic. The Company currently has no plans to utilize the remaining $100.0 million drawn on its revolving credit facility, and expects to repay these funds by the end of the year.
  As of June 30, 2020, the Company had cash and cash equivalents of $324.8 million.
	Three months ended June 30
(In millions of United States Dollars)	2020	2019
Net Free Cash Flow(2)	$60.3	$119.5
Free Cash Flow before Dividends and Debt Repayments(2)	$38.3	$50.6
Decrease in Net Debt(3)	$(101.1)	$(9.3)
(All amounts are expressed in United States Dollars unless otherwise indicated) (See end notes at the end of this press release)

Production Exceeds Plan at Jacobina, El Peñón, Minera Florida and Canadian Malartic

  Gold production of 164,141 ounces was above plan, following exceptional performances from Jacobina, El Peñón, Minera Florida, and Canadian Malartic, which all exceeded their production plan, and despite the government-mandated temporary suspension of operations at Canadian Malartic.
  Silver production of 2,007,809 ounces was also above plan, following a strong performance from El Peñón.
  Gold equivalent ounce ("GEO")(4) production of 183,582 ounces exceeded plan, at costs also better than plan, despite the GEO ratio being higher at 105.14 than that guided at 98.85.

Costs Better Than Plan

  As a result of the strong performances from Jacobina, El Peñón, Minera Florida and Canadian Malartic, second quarter unitary costs were better than plan, with total cost of sales and cash costs of $1,146 and $715 per GEO, respectively, compared to $1,146 and $696 per GEO in 2019.
  All-in sustaining costs ("AISC")(3) for the quarter were $1,125 per GEO sold, compared to $986 per GEO sold in the same period in 2019. While cash costs were relatively unchanged, higher planned sustaining capital per ounce year-over-year resulted in an increase in AISC over the comparative period.
  Costs were positively impacted by foreign exchange movements as a result of the Canadian Dollar, Brazilian Real, Argentine Peso and Chilean Peso all weakening against the US Dollar.

DIVIDEND INCREASED BY FURTHER 12%; FOURTH INCREASE ANNOUNCED IN PAST YEAR

Subsequent to quarter end, the Company announced it is increasing its annual dividend by a further 12% to $0.07 per share, marking the fourth dividend increase announced by the Company in the past year for a cumulative increase of 250%. The increases are part of a gradual and progressive approach to dividend increases, as the Company’s cash balances continue to grow from increasing cash flows and successful initiatives to monetize its portfolio of non-producing assets and financial instruments. At the new annual dividend rate, the dividend paid will be above $70 per GEO, in line with the Company's target of between $50 and $100 per GEO.

For more information, please see the press release issued July 23, 2020, titled: 'Yamana Gold Raises Dividend By Further 12%; Fourth Dividend Increase Announced by the Company in the Past Year for a Cumulative Increase of 250%’, available on the Company's website at www.yamana.com.

LONDON STOCK EXCHANGE LISTING

Subsequent to quarter end, the Company announced it is advancing the application process for listing on the Main Market of the London Stock Exchange ("LSE"). This would add another senior exchange for trading of the Company's shares and should further improve institutional investments and liquidity. The Company intends for its common shares to begin trading on the LSE’s Main Market in the next few months.

For more information, please see the press release issued July 20, 2020, titled: 'Yamana Gold Announces its Intention to List on the Main Market of the London Stock Exchange', available on the Company's website at www.yamana.com.

RAMP-UP OF CANADIAN MALARTIC AND CERRO MORO

Both Cerro Moro and Canadian Malartic resumed mining activities in April 2020 following the temporary suspensions of operations in March due to government-ordered restrictions related to COVID-19. The gradual resumption towards full mining activities occurred over the second quarter and complied with the recommendations of governments and public health officials, with full attention to the health and safety of returning employees, contractors, and suppliers.

At Canadian Malartic, the ramp-up progressed faster than expected, and mill throughput in each of May and June exceeded 60,000 tonnes per day ("tpd"), partially offsetting the impacts from the downtime and lower production rates during the ramp-up in April.

At Cerro Moro, ongoing government restrictions over interprovincial travel have extended the length of the operational ramp-up. While the restrictions have extended the ramp-up period, they have also resulted in potential long-term improvements to the operation relating to efficiencies as the mine continued operating with a reduced workforce during the quarter.

2020 GUIDANCE

The Company reiterates its 2020 production guidance of 890,000 GEO, comprised of 786,000 ounces of gold and 10,250,000 ounces of silver. Production is currently tracking above guidance and, as the year progresses, the Company will evaluate further updates to production guidance. The Company has updated AISC guidance for the second half of the year, with AISC expected to be in the range of $1,020 to $1,060 per GEO. Further, the fourth quarter is expected to have the best cost profile, in line with the stronger expected production. At Cerro Moro, the ongoing interprovincial travel restrictions and its impact on a reduced workforce may further impact consolidated costs, although improved travel logistics in the second half of the year and better than planned performance from other mines is expected to offset those possible impacts.

COVID-19 RELATED COSTS

As indicated with preliminary results released on July 13, 2020, the Company incurred $19.2 million in COVID-19 related costs during the quarter. These costs can be divided into two major categories:

  Temporary suspension and standby costs including those associated with placing certain mines in care and maintenance and subsequent ramp-up of those operations, and the underutilization of labour and contractors in relation to the pre-COVID mine plans.

  Other incremental costs resulting from COVID-19 including community support, additional personal protective equipment acquisitions, higher transportation costs, and overtime costs resulting from lower headcount levels on site to accommodate social distancing.

COVID-19 costs are disclosed as part of mine operating earnings as 'temporary suspension, standby and other incremental COVID-19 costs'. The Company anticipates that suspension and standby costs will be minimized prospectively for the balance of the year as the mines return to full production levels anticipated at the beginning of the year. Further, the Company is assessing if any incremental COVID-19 costs are expected to become normal-course in a COVID-19 world. However, those costs are expected to be at levels lower than those experienced in the second quarter. The Company also anticipates that some of these increases may be offset by efficiencies gained during the period. The breakdown of the expenditures incurred during the quarter are as follows:

(In millions of United States Dollars, totals may not add due to rounding, unaudited)	Temporary suspension and standby costs	Other incremental COVID-19 costs	Total
Canadian Malartic	$1.9	$0.4	$2.3
Jacobina	0.4	0.8	1.2
Cerro Moro	7.4	2.0	9.4
El Peñón	0.9	1.5	2.4
Minera Florida	2.7	1.2	3.9
Total	$13.3	$5.9	$19.2

Summary of Certain Non-Cash and Other Items Included in Net Earnings
(In millions of United States Dollars, except per share amounts, totals may not add due to rounding, unaudited)	Three Months Ended June 30
	2020	2019
Non-cash unrealized foreign exchange losses	$7.0	$1.2
Share-based payments/mark-to-market of deferred share units	23.6	(0.8)
Mark-to-market gains on derivative contracts, investments and other assets	(2.3)	(6.9)
Temporary suspension and standby costs	13.3	—
Other incremental COVID-19 costs	5.9	—
Other provisions, write-downs and adjustments	5.5	3.8
Non-cash tax on unrealized foreign exchange gains	11.8	(35.1)
Income tax effect of adjustments	(11.3)	0.9
One-time tax adjustments	9.8	42.6
Total adjustments - increase to earnings	$63.3	$5.7
Total adjustments - increase to earnings per share	$0.07	$0.01
Note: For the three months ended June 30, 2020, net earnings would be adjusted by an increase of $63.3 million (2019: increase of $5.7 million).

STRATEGIC DEVELOPMENTS, CONSTRUCTION DEVELOPMENTS AND ADVANCED STAGE PROJECTS

Agua Rica Feasibility Study Advancement and Integration Agreement

The Company has advanced the integration of the Agua Rica project with Minera Alumbrera Limited ("Alumbrera") pursuant to the integration agreement dated March 7, 2019, entered into by the Company, Glencore International AG and Newmont Corporation (collectively the “Parties”), whereby the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Alumbrera. The integration would give the Company 56.25% ownership in the joint Agua Rica and Alumbrera project ("Integrated Project"), which carries significantly less development risk, as certain infrastructure would not need to be constructed. The integration is expected to be completed in the third quarter, after which the Integrated Project would be managed as a combined operation. In addition to the considerable infrastructure, tailings system and processing plant available, there is also significant cash in the treasury at Alumbrera.

The Parties believe the integration of the Agua Rica project and the Alumbrera mine has significant merit. Given the proximity to the extensive mineral resource of Agua Rica with the existing infrastructure of Alumbrera, this provides the potential to realize significant synergies for the development and operation of Agua Rica. This approach will create a unique high-quality and low-risk brownfield project, with an optimized environmental footprint, that will bring significant value to shareholders, local communities and stakeholders. Agua Rica hosts a large scale, long life copper mineral resource with associated gold, silver, and molybdenum while the Alumbrera infrastructure is of significant scale and configuration that is ideally suited for the integration plan.

The Parties established a technical committee ("Technical Committee") which is now advancing towards a full Feasibility Study of the Integrated Project, with updated mineral reserve, production and project cost estimates. It has also obtained an Exploration Permit from the local authorities in order to conduct field work for the Feasibility Study and collect additional information for the Integrated Project Environmental Impact Assessment ("EIA"). The results of the Feasibility Study are expected during 2021.

After a strategic review, the Company has concluded that Agua Rica represents an excellent development and growth project which the Company intends to continue to advance through the development process through the Company's controlling interest in the project and through its participation in the Technical Committee.

The Jacobina Optimization Project

The Phase 1 optimization project, whose objective is to stabilize throughput at a sustainable 6,500 tpd, was completed in June. The project has exceeded expectations, with an average plant throughput of 6,853 tonnes per day ("tpd") achieved in the second quarter. Given the success of Phase 1, the Company is assessing whether the results of Phase 1 can be further optimized with incremental improvements to plant throughput, without affecting gold recoveries of 96% to 97%.

In parallel to the incremental optimization of Phase 1, the Company is studying the increase in throughput to 8,500 tpd, referred to as the Phase 2 optimization. A pre-feasibility study ("PFS") for Phase 2 was completed in April with positive results. The throughput increase is expected to be achieved through the installation of an additional grinding line and incremental upgrades to the crushing and gravity circuits. If implemented, the Phase 2 expansion is expected to increase annual gold production to approximately 230,000 ounces per year, reduce costs, and generate significantly more cash flow and attractive returns. The total capital cost of the Phase 2 expansion is estimated at $57 million, of which $35 million is for the processing plant, $14 million is for underground mining, and $8 million is for infrastructure.

Detailed engineering for the Phase 2 optimization is scheduled to commence in the third quarter, with a feasibility study to be completed by mid-2021. However, it is the Company's intention to optimize and stabilize the additional milling rate improvements that were originally included in Phase 1, which are now considered as incremental optimizations beyond Phase 1, before proceeding to Phase 2.

Separately, Jacobina is studying the installation of a backfill plant to allow up to 2,000 tpd of tailings to be deposited in underground voids. Preliminary results indicate that the project has the potential to reduce environmental footprint, extend the life of the existing tailings storage facility, and improve mining recovery, resulting in an increased conversion of mineral resources to mineral reserves. The current backfill system design includes a tailings classification plant, located close to the existing processing plant, and two backfill preparation plants at the Joao Belo and Morro do Vento mines. The Company is advancing the backfill project to a feasibility study, to be completed in early 2021.

Canadian Malartic (50% interest), Exploration Ramp into Odyssey and East Malartic and the Ramp-up of the Barnat Deposit

The Company continues to advance studies related to the underground mineral resources at Canadian Malartic, and the main focus of exploration during the second quarter was to provide support for an aggressive infill drill program at East Gouldie, with 10 diamond drill rigs to define and expand underground mineral resources. The Company, along with its partner, has increased the exploration budget due to positive exploration drilling results to C$15.0 million from C$12.5 million, at 50%. The C$5.0 million increase on a 100% basis, will allow for approximately 17,000 more exploration metres to be drilled with a target to complete 126,000 metres of drilling by year end. The Company and its partner have now authorized the construction of surface infrastructure and an exploration ramp into Odyssey and East Malartic, with the purpose of eventually mining their respective upper zones and providing further exploration access to allow drilling in tighter spacing to continue studies with greater detail. With governmental approval already in hand, construction of surface infrastructure and the portal in preparation for development of the ramp is expected to begin in August of 2020, with a budget of C$6.0 million for the remainder of the year on a 50% basis. The objective is to commence development of the ramp in the fourth quarter, which is anticipated to take approximately two years to complete. The new ramp will provide the ability to carry out ore bulk sampling of up to 40,000 tonnes of ore. A further update, including an update on exploration, will be provided in the third quarter.

The ramp-up of the Barnat deposit is expected to continue throughout 2020, with meaningful contributions to begin in 2021. On a 50% basis, expansionary capital expenditures related to the Canadian Malartic Extension Project were $4.6 million during the second quarter. The Highway 117 road deviation has been completed and opened to traffic, with the remaining extension work focused on overburden and rock stripping expected to be completed in 2021.

OTHER INITIATIVES - STRATEGIC, OPTIMIZATION AND MONETIZATION

Suyai Option Agreement

On April 28, 2020, the Company entered into a definitive option agreement pursuant to which it granted Consultores Asset Management S.A. (“CAM”), a privately held portfolio management and capital markets company based in Argentina, owned by Messrs. Eduardo Elsztain and Saul Zang, the right to acquire up to a maximum 40% interest in a joint venture formed to hold the Suyai Project. CAM's portfolio includes the biggest real estate company in the country, NASDAQ-listed international agricultural companies, along with banking and mining investments. The group has successfully led the development of significant construction projects.

An initial amount of $2.0 million was received by the Company to secure the option. CAM will assume responsibility for all environmental, social, and governance (“ESG”) matters, including leading the permitting efforts aimed to advance the project through its different stages of development.

By fulfilling certain obligations and achieving certain milestones, mostly relating to ESG matters, and by paying $31.6 million in various installments in addition to the proportionate expenses, on or before December 31, 2024, CAM has the right to earn the aforementioned maximum interest in the resulting joint venture formed to hold the Suyai Project. The Company believes there is considerable value, far in excess of cash value, in fulfilling the obligations and achieving the milestones relating to ESG matters which would advance the Suyai project. Yamana would hold the remaining 60% of the joint venture.

Sale of Royalty Portfolio Assets

On May 27, 2020, the Company completed the sale of its portfolio of royalty interests and the contingent payment to be received upon declaration of commercial production at the Deep Carbonates Project (“DCP”) at the Gualcamayo gold mine (together, the “Royalty Portfolio”) for total consideration on closing of the transaction of $64.2 million.

The consideration was comprised of $10 million in cash, a deferred cash payment fair valued at $10.8 million due to the convertible nature of the financial instrument ("Deferred Cash Payment"), and a $43.4 million share position in Nomad Royalty Company Ltd. (formerly, Guerrero Ventures Inc.) (“Nomad”) at a price of C$0.90 per share with a lock-up period of six months from the transaction date.

Prior to closing of the transaction, Nomad elected to pay $10.0 million of the cash consideration through a deferred cash payment. Under this election, Yamana will receive interest at 3% per annum calculated and payable on a quarterly basis, and the Deferred Cash Payment may be converted at any time, in whole or in part, by the holder into shares of Nomad at C$0.90 per share. The Deferred Cash Payment is due for payment in full at the end of two years. Nomad may pay the Deferred Cash Payment in full at the end of one year, subject to additional payment by Nomad equal to 5% of the Deferred Cash Payment, and the right of Yamana to convert the Deferred Cash Payment into shares of Nomad at a price of C$0.90 per share. The instrument creating the Deferred Cash Payment can be transferred to a third party at any time.

Upon completion of the sale transaction, Yamana held approximately 13% of the outstanding shares of Nomad. As Yamana will be represented on Nomad's board of directors, the Company concluded that it has significant influence over Nomad, and the investment has been accounted for as an investment in associate using the equity method.

As at July 22, the implied fair value of the consideration received in the transaction totalled $102.6 million, due to the appreciation of Nomad's share price from C$0.90 to C$1.53.

Sale of Equinox Units

On April 15, 2020, the Company sold 12,000,000 Units of Equinox Gold for gross proceeds of C$120.0 million. Each Unit consists of one common share of Equinox owned by the Company and one-half of a common share purchase warrant, each full warrant entitling the holder thereof to acquire one additional common share of Equinox owned by the Company at an exercise price of C$13.50 for a term of 9 months. Upon completion of the sale, Yamana held 7,236,380 Equinox Shares, representing approximately 3.35% of the issued and outstanding Equinox Shares, on a non-diluted basis. As at June 30, 2020, the share price of Equinox had appreciated to C$15.18 and the warrants were in-the-money. In the event all warrants were exercised on that date, the total additional gross proceeds to the Company would have been C$81.0 million.

Agua de la Falda, Chile

The Company continues to pursue development and strategic initiatives for the 57.6% held Agua de la Falda joint venture with Codelco, located in northern Chile, near El Salvador in the Atacama region. While the historical Jeronimo Feasibility Study focused on maximizing gold production from the sulphide deposits, the Company completed the study of a low capital starter project based on the remaining oxide inventory in heap leach pads and open pits with positive results and quick payback. The Company is also evaluating exploration plans with its partner on the highly prospective claims surrounding the mine, where early-stage targets for both gold and copper mineralization have been identified. Re-logging of historical holes and exploratory drilling support the potential to extend the gold oxide mineralization, as well as the potential for copper/gold deposits within the joint venture claims. Agua de la Falda has processing capacity and infrastructure already installed, and it is in the vicinity of the El Salvador Division of Codelco.

EXPLORATION

During the second quarter, exploration drilling and related field activities were impacted by COVID-19 related restrictions in most jurisdictions, with most projects halted in March and/or April. Exploration experienced a gradual ramp up at the end of the second quarter with drilling activities in Brazil reinitiated at Ivolândia to test the near surface oxide targets, and with the resource expansion and exploration program at Lavra Velha. Ramp up to drilling was also initiated at Borborema, where new drilling as well as an airborne geophysical survey testing copper-gold rock and soil anomalies for new geophysical targets is expected to take place early in the third quarter. Exploration in Chile on projects located north of the El Peñón mine returned encouraging initial surface and drilling results, with follow up drilling expected in the third quarter.

Monument Bay, Canada

At Monument Bay, the Company is further advancing the project with internal technical and economic assessments considering the project as an underground mine rather than an open pit mine. While resources would be reduced from current levels, this would be an economically attractive alternative with lower required capital investment, a reduced environmental footprint and significant exploration potential for increases in mineral resources down plunge and in satellite surface areas. A new high-grade geological model is being evaluated while several well-defined high-grade zones along a 4 kilometre strike length of the deposit have been identified. An expansion drill program on these targets is planned to begin this year and extend into next year.

Diamond drilling during the first half of 2020 focused on shallow infill testing of the higher grade zones projected to surface, with several good intercepts received in the second quarter, confirming the orientation of higher grade mineralization and providing additional targets for follow up drilling in the second half of 2020. Property wide exploration was expanded in 2019 and continued during the first quarter of 2020 utilizing a heli-portable RC drill rig to sample overburden glacial till and top-of-bedrock, with drilling completed on a 1,000-metre grid covering roughly two thirds of the property area. Results received during the second quarter for both geochemical gold and pathfinder elements in the till as well as top of bedrock gold and other indicator element anomalies are successfully delineating target areas for follow up RC and eventually diamond drilling, which is anticipated to take place during the 2020-2021 field season. This exploration methodology opens up the little-explored remainder of the Monument Bay property to exploration and represents a significant step forward toward advancing this prospective land package. In 2020, the drilling program will be augmented with evaluation of other exploration methods, including pilot test work of a number of geophysical techniques including IP and CSAMT, as warranted.

Domain, Canada

The Domain project is located near Oxford Lake in northeast Manitoba, comprising a 20,000-hectare property that is 100%-controlled by the Company. Interpretation of regional airborne magnetics together with government geological survey till geochemistry support a highly prospective environment for folded iron formation hosted gold. The Company's property surrounds three claims totaling 576 hectares that are under a joint venture agreement with New Dimension Resources, which holds a 29.6% interest. The joint venture claims cover an area of historic drilling with significant gold intercepts hosted by iron formation that includes intervals reported by Rolling Rock Resources in 2008 and New Dimension Resources in 2017.

The Company recently signed an exploration agreement with the Bunibonibee Cree Nation (“BCN”) that provides a framework for a cooperative, mutually respectful agreement supporting the advancement of exploration within the Traditional Territory of the BCN while providing employment and business opportunities to the BCN.

KEY STATISTICS

Key financial and operating statistics for the second quarter 2020 are outlined in the following tables.

Financial Summary
	Three Months Ended June 30
(In millions of United States Dollars, except for per share and per unit amounts, unaudited)	2020	2019
Revenue	$303.4	$463.5
Cost of sales excluding depletion, depreciation and amortization	(126.3)	(244.1)
Depletion, depreciation and amortization	(76.3)	(122.4)
Total cost of sales	(202.6)	(366.5)
Temporary suspension, standby and other incremental COVID-19 costs	(19.2)	—
Mine operating earnings	81.6	97.0
General and administrative expenses	(25.4)	(16.8)
Exploration and evaluation expenses	(2.9)	(2.7)
Net earnings	—	14.1
Net earnings per share - basic and diluted (i)	—	0.01
Cash flow generated from operations after changes in non-cash working capital	92.2	147.6
Cash flow from operations before changes in non-cash working capital	118.1	156.0
Cash flows from (used in) investing activities	48.5	(111.9)
Cash flows used in financing activities	(140.4)	(52.0)
Revenue per ounce of gold	$1,713	$1,325
Revenue per ounce of silver	$16.83	$15.00
Average realized gold price per ounce	$1,713	$1,307
Average realized silver price per ounce	$16.83	$15.03
(i) For the three months ended June 30, 2020, the weighted average numbers of shares outstanding was 951,457,120 (basic) and 953,196,090 (diluted).

Operating Summary
Costs	Three Months Ended June 30
(In United States Dollars)	2020	2019
Per GEO(4) sold
Total cost of sales	$1,146	$1,146
Cash Costs(3)	$715	$696
AISC(3)	$1,125	$986

	Three Months Ended June 30
Gold Ounces	2020	2019
Canadian Malartic (50%)	56,785	84,311
Jacobina	45,646	38,951
Cerro Moro	8,175	29,643
El Peñón	35,760	34,646
Minera Florida	17,775	16,293
TOTAL	164,141	203,844

	Three Months Ended June 30
Silver Ounces	2020	2019
Cerro Moro	730,571	1,328,251
El Peñón	1,277,238	843,585
TOTAL	2,007,809	2,171,836

For a full discussion of Yamana’s operational and financial results, please refer to the Company’s second quarter 2020 Management’s Discussion and Analysis, which is available on the Company's website at www.yamana.com, and on SEDAR at www.sedar.com.

The Company will host a conference call and webcast on Friday, July 24, 2020, at 9:00 a.m. ET.

Second Quarter 2020 Conference Call

Toll Free (North America):	1-800-273-9672
Toronto Local and International:	416-340-2216
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	7455213#

The conference call replay will be available from 12:00 p.m. ET on July 24, 2020, until 11:59 p.m. ET on August 14, 2020.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

End Notes

(1) Earnings for the three months ended June 30, 2020, were negatively impacted by $63.3 million of items that management believes may not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates. For a complete list of adjustments, refer to 'Section 3: Review of Financial Results' in the Company's Management's Discussion and Analysis ("MD&A").

(2) The Company has included certain non-GAAP performance measures in this press release. Detailed reconciliations for the cash flow metrics can be found at the end of this press release.

(3) A cautionary note regarding non-GAAP performance measures as well as detailed reconciliations are included in 'Section 10: Non-GAAP Performance Measures' of the Company's MD&A.

(4) GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 105.14:1 for the second quarter. The GEO ratio is calculated based on average market prices.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance including guidance and liquidity and the impact of the coronavirus.  Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include unforeseen impacts on guidance, liquidity, cash flow, monetization initiatives, and available residual cash, an inability to maintain a cash reserve fund balance that can support current or future dividend increases, the outcome of various planned technical studies, production and exploration, development, optimizations and expansion plans at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture or jointly owned operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws contained in Industry Guide 7. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) contained in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, issuers reporting pursuant to Industry Guide 7 report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies reporting pursuant to Industry Guide 7.

NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

  Cash costs per GEO sold;
  All-in sustaining costs per GEO sold;
  Net debt;
  Net free cash flow;
  Free cash flow available for dividends and debt repayment;
  Average realized price per ounce of gold/silver sold; and
  Adjusted earnings

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

For definitions and descriptions of the non-GAAP measures, other than those noted and reconciled below and additional subtotals in financial statements, refer to Section 10: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of the Company's MD&A for the three months ended June 30, 2020.

GEO PRODUCTION AND SALES

Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “Cash Costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

The measure of Cash Costs and All-in Sustaining Costs (AISC), along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms Cash Costs per GEO sold and AISC per GEO sold do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash Costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash Costs of operations. Cash Costs are computed on a weighted average basis as follows:

  Cash Costs per GEO sold - The total costs used as the numerator of the unitary calculation represent Cost of Sales excluding DDA, net of treatment and refining charges. These costs are then divided by GEO sold. Non-attributable costs will be allocated based on the relative value of revenues for each metal, which will be determined annually at the beginning of each year.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC per sold seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent Cash Costs (defined above) and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

  AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities.

NET DEBT

The Company uses the financial measure "Net Debt", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of Net Debt at June 30, 2020 and December 31, 2019 is provided in Section 10: of the MD&A for the three months ended June 30, 2020, which has been filed on SEDAR.

NET FREE CASH FLOW AND FREE CASH FLOW BEFORE DIVIDENDS AND DEBT REPAYMENT

The Company uses the financial measure "Net Free Cash Flow" and "Free Cash Flow before Dividends and Debt Repayments", which are non-GAAP financial measures, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow and Free Cash Flow do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash or to meet dividends and debt repayments. The presentation of Net Free Cash Flow and Free Cash Flow before Dividends and Debt Repayments are not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.

Net free cash flow is calculated as cash flows from operating activities adjusted for advance payments received pursuant to metal purchase agreements and other cash flows not related to current period production, less non-discretionary items such as sustaining capital expenditures, interest paid, payment of lease liabilities, and cash used in other financing activities. A reconciliation of Net Free Cash Flow is provided in Section 10: of the MD&A for the three months ended June 30, 2020 and comparable period of 2019 which has been filed on SEDAR.

Free Cash Flow before Dividends and Debt Repayment begins with Net Free Cash Flow and further adjusts for discretionary and other items that affect cash flow available for dividend and debt repayments such as expansionary and exploration capital expenditures,  cash flows used in other investing activities, and the effect of foreign exchange on non-USD denominated cash. A reconciliation of Free Cash Flow before Dividends and Debt Repayment is provided below:

Reconciliation of Cash Flows from Operating Activities to non-GAAP Measures	Three Months Ended June 30
(In millions of United States Dollars)	2020	2019
Cash flows from operating activities	$92.2	$147.6
Adjustments to operating cash flows:
Amortization of deferred revenue (i)	3.9	32.8
Temporary suspension and standby costs	13.3	—
Other incremental COVID-19 costs	5.9	—
Non-discretionary items related to the current period
Sustaining capital expenditures	(26.5)	(43.7)
Interest paid	(22.5)	(12.0)
Payment of lease liabilities	(4.0)	(2.2)
Cash used in other financing activities	(2.0)	(3.0)
Net free cash flow	$60.3	$119.5
Discretionary and other items impacting cash flow available for dividends and debt repayments
Expansionary and exploration capital expenditures	$(23.1)	$(42.5)
Cash flows used in other investing activities	(0.3)	(26.3)
Effect of foreign exchange of non-USD denominated cash	1.3	(0.1)
Free cash flow available for dividends and debt repayments	$38.3	$50.6

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price" and "average realized silver price" which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements. Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments. Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold and silver divided by the quantity of the respective units of metals sold, i.e. gold ounce and silver ounce. Reconciliations of average realized metal prices to revenue are provided in Section 10: of the MD&A for the three months ended June 30, 2020 and comparable period of 2019, which has been filed on SEDAR.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its Consolidated Annual Financial Statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax assets and liabilities on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future period's results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

ADDITIONAL LINE ITEMS OR SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

  Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
  Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
  Operating earnings — represents the amount of earnings before net finance income/expense and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.
  Cash flows from operating activities before income taxes paid and net change in working capital — excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
  Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.